Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each and American Depositary Receipts
(“ADRs”) by Directors and Person Discharging Managerial Responsibility

The Company was notified on 3 October 2008 that, on 3 October 2008, the following non-executive directors acquired ordinary shares in the capital of the Company at a price of £5.68 per share, having elected to surrender part of their quarterly directors’ fees for this purpose:

Wolfgang Berndt Roger Carr Guy Elliott The Lord Patten of Barnes	1,768 shares 2,291 shares 1,833 shares 1,418 shares

The Company was notified on 6 October 2008 that, on 6 October 2008, the following non-executive director acquired ADRs (each representing four ordinary shares in the capital of the Company) at a price of $37.27 per ADR, having elected to surrender part of his quarterly directors’ fees for this purpose:

Raymond Viault 468 ADRs

Following these transactions, the non-executive directors have total interests in ordinary shares in the capital of the Company as shown below:

Wolfgang Berndt Roger Carr Guy Elliott The Lord Patten of Barnes Raymond Viault	60,843 shares 42,873 shares 6,437 shares 10,601 shares 3,747 ADRs (representing 14,988 ordinary shares)

The Company was notified on 6 October 2008 that, on 6 October 2008, Jim Chambers disposed of 12,800 ordinary shares in the capital of the Company at a price of £5.37 per share following the vesting of shares under the Company’s International Share Award Plan 2002.

The transactions in ordinary shares were carried out in London. The transaction in ADRs was carried out in New York.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176
6 October 2008